Giovanni Caruso Partner 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

May 18, 2010

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 4561

Re:	DJSP Enterprises, Inc. Amendment No. 2 to Registration Statement on Form F-1 Filed April 22, 2010 File No. 333-164907

Dear Mr. Crispino:

On behalf of our client, DJSP Enterprises, Inc., a  British Virgin Islands company (“Company”), we have transmitted for filing by EDGAR with the Securities and Exchange Commission (“Commission”) Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”). We have also transmitted to the Commission’s staff (“Staff”) by Federal Express three marked courtesy copies of Amendment No. 3 and all exhibits filed therewith.  Amendment No. 3 responds to the comments set forth in the Staff’s letter dated May 14, 2010 (“Staff’s Letter”).

The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amendment No. 3.

Prospectus Summary, page 1

1.
Please revise the summary to include a section that highlights Mr. Stern's role in DJSP Enterprises. For example, include in this section a discussion of his ownership interests in DJSP, any other direct and indirect relationships he has with the company, agreements he has with the company and its affiliates, the company's reliance upon his services, and the conflicts of interest he faces as a result of his relationship with DJS. Please also add a section on recent developments in which you discuss changes in trends and operating results that have occurred since the date of your most recent balance sheet.

The disclosure on page 3 has been revised in accordance with the Staff’s comments.

Overview, page 1

2.
We note your response to prior comment 3. We are still unclear as to the roles of FlatWorld and Fortuna in the transaction. Please clarify the relationship of these entities to DAL prior to the transaction with DJSP and disclose who controlled both entities at the time of the transaction. Also, we note the disclosure on page 66 regarding the consulting arrangement between DAL and FlatWorld. Please clarify in this section and on page 66 the nature of the consulting services that FlatWorld is providing to the company.

The disclosure in the “Overview” section on page 1 has been revised to include disclosure clarifying the roles of FlatWorld and Fortuna in the transaction.  In particular, prior to and at the time of the transaction, DAL, FlatWorld Capital, FlatWorld and Fortuna were all beneficially owned by Raj K. Gupta and Jeffrey A. Valenty.  Messrs. Gupta and Valenty owned FlatWorld Capital, which had entered into a letter of intent with the Stern Contributors in 2008 that was later contributed by FlatWorld Capital to its affiliate, DAL.  In order to finance the Transaction, FlatWorld Capital contacted Chardan 2008.  Chardan 2008 ultimately agreed with FlatWorld Capital to pursue a transaction with the Stern Contributors only in conjunction with FlatWorld Capital.  Because of that agreement, Chardan 2008 and FlatWorld Capital agreed to pursue a transaction through FlatWorld Capital’s affiliate, DAL, as a means of satisfying the tax requirements of the Stern Contributors and Messrs. Gupta and Valenty.  FlatWorld and Fortuna were the affiliates that Messrs Gupta and Valenty used to hold their interests in DAL prior to the Transaction.  These entities had no other role in the Transaction.  Following the Transaction, Messrs. Gupta and Valenty decided to transfer their interests in DAL to Nagina, which was wholly owned by Mr. Gupta, and to Mr. Valenty directly.

Disclosure has also been added in the “Overview” section on page 1 and in the “Certain Relationships and Related Transactions – FlatWorld Consulting LLC and Chardan Capital Markets, LLC Consulting Agreement and Other Fees” section clarifying the nature of consulting services to be provided by FlatWorld Consulting, an affiliate of FlatWorld Capital, Nagina, Gupta and Valenty.  These services are management consulting services consistent with services generally performed by middle-market private equity firms for their portfolio companies.  The disclosure includes specific examples of the types of services that could be requested by DAL.

Risks Related to our Business, page 4

3.
Please add a risk factor discussing the effects of the transaction with DAL on the company's financial condition, including the fact that the consideration paid to the Stern Contributors eliminated the company's retained earnings and resulted in negative equity. Also, discuss the indebtedness incurred in connection with the transaction and the risk this debt poses to the company and investors.

The disclosure on page 7 has been revised in accordance with the Staff’s comments.

4.
We note recent news articles that discuss increased scrutiny of foreclosures by prosecutors and judges in certain regions, including Florida. See e.g., "Judge Bashes Bank in Foreclosure Case," published on WS.j.com on April 17, 2010 and available at http://online.wsjcom/artiele/SB10001424052702303491304575188943977777722.htm1.  Please tell us what consideration you have given to including a risk factor discussing the effects of this increased scrutiny on your business operations, including the risk that a case may be dismissed due to the actions of a bank or its representatives. Also, given the increase in the volume of your referrals, consider adding a risk factor describing the challenges your company faces in ensuring that materials prepared and submitted in support of a foreclosure action are factual and processed correctly, as well as the impact that the increase in referrals has had, and is expected to have, on your internal controls over financial reporting.

Risk factors on pages 7 and 8 have been added in response to the Staff’s comments.

"David J. Stem, the President and Chief Executive Officer of DAL, is also the sole owner of the Law Offices of David J. Stern...," page 4

5.
We note your discussion in this risk factor of the conflicts of interest Mr. Stern may face as a result of his relationship with both you and DJS. Please disclose in the risk factor how such conflicts would be resolved.

The disclosure in the “Risk Factors” section under “David J. Stern, the President …” on page 4 has been revised to add a description of the manner in which conflicts with Mr. Stern and his affiliates would be resolved, including a description of provisions in the Transaction agreements that permit the members of DAL’s Board of Managers to appoint persons other than Mr. Stern to represent DAL’s interests in the case of such conflicts.  The disclosure also discusses the Company’s Code of Conduct and Ethics that requires Mr. Stern to resolve conflicts involving his affiliates or himself under guidelines or resolutions approved by the Board of Directors of the Company, a majority of whom constitute independent directors under applicable Nasdaq rules.

"David J. Stern plays a critical role in the success of both DJS and the Company...," page 4

6.
Please revise this risk factor and the caption to clarify that the company's business would be adversely affected if for any reason, not just illness or death, Mr. Stem was unable to perform his duties.

The risk factor on page 4 has been revised in accordance with the Staff’s comments.

If the number of case files referred to DJS LLC by DJS, which is its principal foreclosure processing service law firm client, do not increase...," page 4

7.
Please include in this risk factor information of the number of referrals that DJSP has received in each of the last three fiscal years and to date in fiscal 2010. We note your disclosure on page 19 that DJSP received 70,382 foreclosure files in 2009 compared to 70,328 in 2008.

The disclosure in the risk factor has been updated to include the number of case files received from DJS for the years 2007, 2008 and 2009.  The disclosure was not updated to include the number of case files received from DJS in the first quarter of 2010. The Company intends to disclose such volumes when it releases its financial results for the first quarter 2010.  The Company believes the disclosure of file volumes would be more meaningful and enable investors to have a better understanding of the impact of such numbers if disclosed in the context of the financial results of the Company for the quarter.

Risks Related to Our Structure

"Registration rights held by the holders of DAL's membership interests..." page 10

8.
In this risk factor or a separate risk factor, please address the possible dilution your stockholders will experience if all of the outstanding DAL Series B Preferred Units convert into DAL common units.

A new risk factor has been added on page 10 in accordance with the Staff’s comments.

Capitalization of DJSP Enterprises, Inc. page 16

9.	Revise the "as adjusted" column of the capitalization table to conform to your pro forma balance sheet on page 31.

The “as adjusted” column of the capitalization table has been revised to conform to the proforma balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations

DJS Processing Division and Combined Affiliates - Management's Discussion and Analysis of Financial Condition and Results of Operations

2009 compared to 2008, page 19

10.
Please clarify the precise reasons underlying the 30.7% increase in revenue in 2009. In this regard, you describe an increase in mortgage foreclosure related activities in your principal market, yet the number of foreclosure files received in 2009 increased by 54 files over the 70,328 received in 2008, an increase of less than 1%. Your disclosure suggests that there is a positive impact on revenue per file associated with additional fee revenues received from loan modifications and loss mitigations, however, it is unclear from your disclosure how this impact contributed to your revenue increases.

The disclosure in the comparison of revenues between 2009 and 2008 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations has been revised to clarify the nature of the items that comprised the increase in revenues and further explain why they increased in a manner disproportionate with the small increase in foreclosure files.  The section was also revised to clarify that the reference to the effect of government foreclosure abatement programs on the Company’s revenues from loan modifications and loss mitigations was a forward-looking statement related to the anticipated affect on revenues in future periods.

11.
Explain how the timing of revenue recognition is impacted by the average file processing time for foreclosure files. We note that processing time typically ranges from 220 to 240 days. We also note that deferred revenue decreased by approximately 15% in 2009, to $225,063. Expand your disclosure to include a discussion of the impact deferred revenue has on revenue in each period, including an explanation for the balance of deferred revenue remaining unchanged at December 31, 2008 from December 31, 2007 at $263,900. In this regard, there appear to be several stages that a file moves through during the foreclosure process. Provide us with an analysis of the file activity during each of the periods presented (to include beginning files in process, received, completed, and ending in process) and tell us what consideration you have given to disclosing these amounts with a view toward increasing visibility of future revenue trends.

The disclosure in the comparison of revenues between 2009 and 2008 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations has been revised to explain the effect the average file processing time for foreclosure files has on revenue recognition.  In addition, the disclosure in the comparison of revenues between 2009 and 2008 for PTA LLC in the Management’s Discussion and Analysis of Financial Condition and Results of Operations has been revised to provide an explanation of the effect of deferred revenue on revenues and why it remained unchanged from 2007 to 2008.

As requested by the Staff, below is a table showing file activity for the periods presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	2007	2008	2009
Open files at the beginning of the year	11,989	41,694	87,008
Plus: new files received during the year	44,152	70,320	70,380
Minus: files closed during the year	14,447	25,006	35,112
Open files at the end of the year	41,694	87,008	122,276

Disclosure of the information provided in the table is not presented in the F-1/A because management believes that the information would not be material to making an informed investment decision as to whether to invest in the Company or not.  There is not a direct correlation between the number of files open at any point in time and expected revenues related to those files for a number of reasons.  For instance, while processing time typically ranges from 220 to 240 days, that range can vary or change at any time; therefore, at any point in time, how quickly open files will produce revenue can vary.  In addition, the mix of files by service category (foreclosure, bankruptcy, etc.) at any point in time can also vary.  Because certain service categories produce revenue more quickly on new files, the mix of files by service category at a point in time impacts the analysis of future revenue trends suggested by the number of open files.  Furthermore, over time various elements involved in when revenue is produced by open files can change, such as the amount of revenue billed at various times, the typical processing time and the impact of regulatory efforts at the federal and state level to abate foreclosures.  For these reasons management believes rather than providing the table shown above, narrative discussion of trend information such as disclosure contained in the section of the F-1/A titled “DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations – 2009 Compared to 2008” would be more useful to investors.

Pro Forma Adjustments page 32 Note (5)

12.
We are continuing to consider your response to prior comment 8. Tell us how you determined that the accounting for the shares subject to the two rescission rights described on page 36 of the proxy statement filed as an exhibit to the Form 6-K submitted on December 29, 2009, is not within the scope of paragraphs 3 and 4 of ASC 480-10- S99-3A. In this regard, the possibility of a triggering event that is not solely within the control of the issuer would require an instrument to be classified in temporary equity.

The guidance referenced in paragraphs 3 and 4 of ASC 480-10-S99-3A requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity.  The redemption features associated with the Company’s ordinary shares expired contemporaneously with the Transaction.  With respect to the rescissions, as described on page 36 of the proxy statement filed on Form 6-K submitted on December 29, 2009, applicable law provides the ability for certain holders of public shares to make a claim for damages under certain scenarios described in the proxy. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of the shares caused by the action that deviated from the terms of the prospectus, together with interest, while retaining the shares, or simply to recover the amount that they had paid for their shares.  The Company does not believe these forms of potential compensation for successful legal claims represent a redemption of shares under ASC 480-10-S99-3A that would be outside of the control of the issuer requiring the shares to be classified outside of permanent equity.  These are only methods of measuring the potential damages that could be awarded under such a legal claim.  The Company believes that the claims associated with a rescission should be evaluated as a loss contingency under ASC 450-20.  As described in the response to prior comment 8, the Company evaluated the likelihood of a claim as remote and, accordingly, no amount has been accrued and no disclosure has been made regarding the rescission of the Company’s capital stock.

In addition, although the Company disclosed two potential avenues for a rescission claim, one of them, the one relating to using funds in trust to purchase shares from shareholders (as opposed to redeeming such shares, which was specifically permitted and would not trigger a rescission right) did not occur.

13.
Refer to the third paragraph of your response to prior comment 8. Please provide a more thorough analysis of your conclusion that the probability of rescission claims is remote. In this regard, your analysis should, at a minimum, address both of the two rescission rights and the length of time that a claimant has available to make a claim, as discussed on page 27 of your Form 6-K filed on December 29, 2009. Further, tell us how you determined that the risk of a rescission claim is remote based on the rise in the company's stock price subsequent to the transaction in light of the volatility in the stock market and mortgage foreclosure industry in recent periods. If other variables were considered in reaching your conclusion, please describe those as well.

Management evaluated various facts that, in aggregate, lead the Company to believe that the likelihood of a rescission claim is remote.  First, holders of fewer than 0.5% of the outstanding public shares elected to redeem their shares prior to the Transaction despite the information provided to shareholders explaining the Transaction and their redemption rights.  Second, there have been no rescission claims to date and we believe there is limited amount of time that such claims could be made.  In general, a person who purchased shares pursuant to a defective prospectus or other representation must make a claim for rescission with the applicable statute of limitations period, which, for claims made under Section 12 of the Securities Act and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claims, but not more than three years from the occurrence of the event giving rise to the claims.  The Company believes that the passage of time without an additional rescission claim provides more evidence that such a claim is remote.  In part due to trends in the foreclosure industry in recent periods, the Company’s stock price has increased subsequent to the Transaction.  Although the Company believes that the likelihood of a rescission claim is remote regardless of this positive stock performance, the increase in market value provides further support to management’s assessment that such a claim is remote because this limits evidence suggesting that monetary damages have occurred to the holder of a security.

As discussed above in response to comment 12, there is only one potential claim for rescission rights.

14.
Refer again to the third paragraph of your response, in which you state that "in the event a holder...made such a rescission claim, the Company is not obligated to make a cash payment...." Please explain this statement in light of the discussion of Rescission Rights on page 27 of the Form 6-K submitted on December 29, 2009.

The language regarding the Company not being obligated to make a cash payment was only intended to highlight that the Company would have the ability to defend against a claim for rescission rights.  A rescission claim does not create an obligation of the Company to make a payment to a holder of ordinary shares.  The Company has the option of defending such a claim and may be successful in its defense resulting in no cash payment being made for damages alleged in the claim.  Therefore, such a claim would need to be evaluated under ASC 450-20 as a loss contingency to determine whether an amount should be accrued based on the likelihood that such a loss would occur.

Pro Forma Adjustments, page 33

15.
Revise your footnote 9 to indicate that the Cash Consideration Purchase Price represents an acquisition of the Stern Contributors' interest in DAL. Tell us why you do not allocate the equity (including Paid-In-Capital) in DJSP Processing Division and Combined Affiliates between the equity acquired for cash consideration and the equity that "remains" as minority interest. Revise to disclose the allocation of DAL's equity. You should also disclose the amount that the cash consideration of $145,969,000 was in excess of the carrying value of the equity interest sold (i.e., $9,139,000) and indicate that this excess amount represents a special dividend Or distribution to the Stern Contributors.

The Company revised footnote 9 of the pro forma balance sheet to indicate that the cash consideration purchase price represents an acquisition of the Stern Contributors’ interest in the operating subsidiaries DJS LLC, PTA LLC, and DSI LLC.  The Company did not allocate equity (including Paid-In-Capital) in DJS Processing Division and Combined Affiliates between equity acquired for cash consideration and the equity that remains as a noncontrolling interest because the entities of DJS Processing Division and Combined Affiliates are wholly owned subsidiaries of DAL after the contribution of DJS LLC, PTA LLC, and DSI LLC. The noncontrolling interest exists related to the ownership of DAL and is reflected on the pro forma balance sheet.  To further clarify this matter and matters in comment 16, the Company added additional disclosures in footnotes 6, 9, and 12 of the pro forma balance sheet to explain, among other things, that following the Transaction, a noncontrolling interest of DAL exists related to the ownership interests of the Stern Contributors and Existing Members and the Company also provided the allocation of DAL’s equity between its members. The Company disclosed that the cash consideration in excess of the carrying value of the equity sold represents a special distribution to the Stern Contributors.

16.
We note that the footnote detail for the Series B units is now contained in footnote 12. We note, however, that no Adjustment (12) appears on the face of the pro forma Balance Sheets. Your response to prior comment 9 indicates that you did not record the Series B at fair value because the Transaction was accounted for as a recapitalization. Revise to disclose how you are accounting for the Series B and indicate how you factored the Series B in your calculation of the minority interest amount and percentage. You should disclose the issuance of all shares by DAL to acquire the Stern Contributors and the then existing members of DAL's equity interest in DJS Processing Division and Combined Affiliates. For example, your footnote should indicate that DAL issued ordinary shares, Series A and B shares in exchange for their interest and should indicate how this exchange was accounted for in this footnote. You should also disclose the equity interest components that represent the minority in DAL.

Footnote 12 was a disclosure added to provide the reader with the impact on shares issued in conjunction with potential conversions of Series B units to common units of DAL.  It does not represent an adjustment to the pro forma financial statements.  The Company indicated in its response to prior comment 9 indicated that it did not reflect these potential conversions in the pro forma balance sheets because it did not believe the conversions were significant, if they were to occur, to the overall presentation of the pro forma balance sheet that would warrant multiple presentations of conversion scenarios in a pro forma format according to Rule 1102(b)(8) of Regulation S-X inquired about in prior comment 9.  As a result, the Series B units are reflected in the pro forma balance sheets as issued and outstanding on the Transaction date, but the potential conversions from Series B units to common units that may occur sometime in the future are not reflected on the balance sheet.  The footnote explains the potential impact on the shares outstanding of DAL and also the Company should the conversions of Series B units occur, which the Company believes provides an investor with the most relevant information pertaining to the dilutive effects of potential conversions.  The Company also disclosed that the Series B-1 preferred units were converted on March 23, 2010.

The Company updated footnote 12 to explain that DAL issued common units, Series A units and Series B units in exchange for their ownership interests in subsidiaries contributed to DAL.  We explained that  all of the outstanding units were included in the calculation of the noncontrolling interest.  The Company also referenced readers to footnote 6 of the pro forma balance sheet which shows the components of the ownership interests expressed in percentages and amounts reflected in the equity of DAL.  The Company also disclosed that the Series B-2 preferred units were converted on May 3, 2010.

17.	Disclosure on page 64 states that the Series B-1 units were converted to common shares on March 23, 2010. Please expand your description of Adjustment (12) to include this event.

The disclosure on page 64 has been expanded to note the conversion of the Series B-1 units on March 23, 2010 and also to note the conversion of the Series B-2 units on May 3, 2010. The conversions that took place on March 23, 2010 and May 3, 2010 were added to footnote (12) of the pro forma balance sheet.

Business

Case Volume, page 42

18.
We note that in referring to volume growth of 57% and 192% in 2008 and 2007 you state that "this growth trend has continued to date." Please update this section to reflect case volume through December 31, 2009.

The disclosure in the following subsections of the F-1/A within the “Business” section (on pages 40 through 47) were updated to reflect information disclosed in the corresponding sections of the Company’s Annual Report on Form 20-F filed on April 2, 2010:  “Foreclosure Services,” “Title Services,” “Bankruptcy Services,” “Eviction Services,” “Real Estate Owned (‘REO’) Closing Services,” “Real Estate Owned Liquidation Services,” “Loss Mitigation,” “Monitoring Services” and “Litigation Services.”  This updated the information disclosed in the F-1/A, including the information under the “Case Volume” subsection, with statistics through December 31, 2009.

19.
With regard to your disclosure that during the first six months of 2009 foreclosure file referrals were more than 6,200 per month, please provide us with an analysis of foreclosure file referrals by month. Your analysis should depict the number of foreclosure file referrals received in all months in 2009 and 2010, for which information is available. Compare the number of referrals in each month to the same month in the prior year. Given the unprecedented foreclosure activity in the United States, and in Florida in particular, tell us what consideration you have given to disclosing these recent trends and whether you expect such trends to change in future periods.

As requested by the Staff, below is a table showing foreclosure file referral volume by month for each month of 2009 and the first three months of 2010.  More current statistics are not available.  For each month the Company also shows the increase or decrease in the number of referred files as compared with the same month of the previous year.

Month	2009	Increase (Decrease) From 2008	2010	Increase (Decease) From 2009
January	5,522	(676)	5,104	(418)
February	5,848	428	5,419	(429)
March	6,998	1,279	5,073	(1,925)
April	6,625	633	-	-
May	6,431	373	-	-
June	6,303	(403)	-	-
July	6,459	202	-	-
August	5,814	311	-	-
September	5,933	(192)	-	-
October	5,462	46	-	-
November	4,518	421	-	-
December	4,469	(2,368)	-	-
Total	70,382	54	15,596	(2,772)

As stated in the response to Item 18, the disclosure in the “Business – Foreclosure Services” section of the F-1/A was updated to reflect information disclosed in the corresponding section of the Company’s Annual Report on Form 20-F filed on April 2, 2010.  This updated the information disclosed in the F-1/A, including the information under the “Case Volume” subsection, with statistics through December 31, 2009.  The “Case Volume” subsection was also revised to direct readers to the subsection of the F-1/A titled, “DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Regulatory Environment” that describes anticipated trends in caseload volume.  Disclosure regarding management’s expectations regarding trends in its principal business is also in the section titled, “Prospectus Summary – Recent Events.” Please also refer to the attached Exhibit A articles on foreclosure rates which can be found on Yahoo! Finance and is referenced in the new disclosure on page 3.

Selling Shareholders, page 71

20.
We note your response to prior comment 13. Please revise this section to disclose, if true, that Messrs. Proper and Kaufman purchased the shares they are offering for a nominal fee in connection with the formation of Chardan 2008 and that at the time they acquired their shares, they did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

The disclosure on page 71 has been revised in accordance with the Staff’s comments.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 407-4866.

Sincerely,

Giovanni Caruso
Partner

EXHIBIT A
YAHOO! FINANCE

Foreclosure rates up by smallest amount in 4 years
US foreclosures rise 6 percent in February, smallest yearly increase in 4 years

Alan Zibel, AP Real Estate Writer, On Thursday March 11, 2010, 10:16 am EST

WASHINGTON (AP) -- The foreclosure crisis in the U.S. isn't over, but the pace of growth may finally be slowing down.

RealtyTrac Inc. said Thursday that the number of households facing foreclosure in February grew 6 percent from a year ago, the smallest annual increase in four years. On the state level, foreclosures declined on a monthly and yearly basis in the hard-hit states of Nevada, Arizona and California, but still grew rapidly in Florida.

More than 308,000 U.S. households, or one in every 418 homes, received a foreclosure-related notice, the Irvine, California-based foreclosure listings company reported. That was down more than 2 percent from January

Still, fears remain about the hundreds of thousands of homeowners who are still being evaluated for help under loan modification programs. Many analysts say most of those borrowers will eventually lose their homes, sparking a new round of foreclosures later this year.

"It's premature to declare victory just yet," said Rick Sharga, a RealtyTrac senior vice president. He did, however, allow that, "If this is the beginning of a slowdown in growth rates, that would be a good thing."

Banks repossessed nearly 79,000 homes last month, down 10 percent from January but still up 6 percent from February 2009.

The RealtyTrac report follows an encouraging report last month from the Mortgage Bankers Association. It said the percentage of borrowers who had missed just one payment on their home loans fell to 3.6 percent in the October to December quarter, down from 3.8 percent in the third quarter.

While that was a surprising piece of positive news, foreclosures were still at record high levels. The number of borrowers who have either missed a payment or are in foreclosure was at 15 percent.

A record 2.8 million households were threatened with foreclosure last year, RealtyTrac said, and the number is expected to rise to more than 3 million homes this year.

The foreclosure crisis forced the federal government and several states to come up with plans to prolong the process so delinquent borrowers can try to find help. But those efforts have barely dented the problem. Case in point: The Obama administration's $75 billion foreclosure prevention program has helped only 116,300 homeowners in the past year.

After a year of trying to enroll homeowners in the Obama administration's program, housing counselors are feeling deflated.

At many of the 100 mortgage companies charged with running the program, employees still "don't really know what the guidelines are -- or refuse to adhere" to them, said Cheryl Cassell, manager of housing counseling at the National Community Reinvestment Coalition, a community group in Washington.

Foreclosed homes are typically sold at steep discounts, lowering the value of surrounding properties. Cities lose property tax dollars from homes that sit empty and lower property values.

Economic woes, such as unemployment or reduced income, are expected to be the main catalysts for foreclosures this year. Initially, lax lending standards were the culprit, but homeowners with good credit who took out conventional, fixed-rate loans are the fastest growing group of foreclosures.

Among states, Nevada posted the highest foreclosure rate, though foreclosures there were down 7 percent from January and down more than 30 percent from a year earlier. It was followed by Arizona, Florida, California and Michigan.

The metro area with the highest foreclosure rate in February was Las Vegas.
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